SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: February 4, 2015

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results Forecast for the Third Quarter Ended December 31, 2014, and Revision of Consolidated Forecast for the Fiscal Year Ending March 31, 2015

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 15-011E
3:00 P.M. JST, February 4, 2015

Consolidated Financial Results Forecast for the Third Quarter
Ended December 31, 2014, and Revision of Consolidated Forecast
for the Fiscal Year Ending March 31, 2015

Tokyo, February 4, 2015 -- Sony Corporation (“Sony”) today announced its consolidated financial results forecast for the third quarter ended December 31, 2014 (October 1, 2014 to December 31, 2014).  Sony has also revised its consolidated forecast for the fiscal year ending March 31, 2015 from the forecast announced on October 31, 2014.

As previously announced on January 23, 2015, Sony Pictures Entertainment Inc. (“SPE”), a consolidated subsidiary of Sony, the results of which are reported as the Pictures business segment, had a serious disruption of its network and IT infrastructure as a result of a cyberattack.  As a result, SPE was unable to close its financial statements for the third quarter within a timeframe that would have permitted reporting of actual results for the Pictures segment as part of today’s announcement.

In order to provide timely disclosure of currently available financial information on a consolidated basis and for each of its segments, Sony is disclosing forecasted results, which include the estimated impact of the cyberattack, on a consolidated basis and for the Pictures segment.  Sony is also disclosing the actual results of its other segments, whose results were not impacted by the cyberattack, for the third quarter ended December 31, 2014.  The forecasts for consolidated results and the Pictures segment for the third quarter are based on the information currently available to management, and the actual results may differ from these forecasts.  Sony plans on announcing its actual results for the third quarter by March 31, 2015.

	(Billions of yen, millions of U.S. dollars, except per share amounts) Third Quarter ended December 31
	2013	2014 February Forecast	Change in yen	2014 February Forecast*
Sales and operating revenue	¥2,410.7	¥2,557.8	+6.1%	$21,139
Operating income	88.9	178.3	+100.6	1,474
Income before income taxes	88.3	164.7	+86.6	1,361
Net income attributable to Sony Corporation’s stockholders	26.4	89.0	+237.5	736
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥25.43	¥77.31	+204.0	$0.64
- Diluted	22.58	76.17	+237.3	0.63

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 121 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2014.

The average foreign exchange rates during the quarters ended December 31, 2013 and 2014 are presented below.

	Third Quarter ended December 31
	2013	2014	Change
The average rate of yen
1 U.S. dollar	¥100.5	¥114.5	12.3%	（yen depreciation）
1 Euro	136.7	143.0	4.4	（yen depreciation）

Consolidated Results Forecast for the Third Quarter Ended December 31, 2014

Sales and operating revenue (“Sales”) are expected to be 2,557.8 billion yen (21,139 million U.S. dollars), an increase of 6.1% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase is primarily due to the favorable impact of foreign exchange rates, a significant increase in Mobile Communications (“MC”) segment sales reflecting an increase in unit sales of smartphones, a significant increase in Devices segment sales due to the strong performance of image sensors, and a significant increase in Game & Network Services (“G&NS”) segment sales reflecting the strong performance of PlayStation 4 (“PS4”).  This increase is expected to be partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business, and a significant decrease in sales in the Pictures segment, mainly due to lower Motion Pictures and Television Productions sales.  On a constant currency basis, sales are expected to decrease by 1% year-on-year.  For further details about sales on a constant currency basis, see Note on page 9.

Operating income is expected to increase 89.4 billion yen year-on-year to 178.3 billion yen (1,474 million U.S. dollars).  This significant increase is expected primarily due to a significant improvement in the operating results of the Devices, Home Entertainment & Sound (“HE&S”), G&NS, and Imaging Products & Solutions (“IP&S”) segments.  This improvement is expected to be partially offset by a significant decrease in operating income in the Pictures segment.

Operating income in the current quarter includes an 11.2 billion yen (93 million U.S dollars) write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components in the G&NS segment.  In the same quarter of the previous fiscal year, a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment and a 6.2 billion yen write-off of certain PC software titles in the G&NS segment were recorded.

During the current quarter, restructuring charges, net, are expected to decrease 4.6 billion yen year-on-year to 9.0 billion yen (75 million U.S. dollars).  PC exit costs decreased 6.1 billion yen year-on-year to 4.9 billion yen (41 million U.S. dollars) which includes 1.4 billion yen (11 million U.S. dollars) of restructuring charges.  For further details about PC exit costs, see page 7.

Equity in net income of affiliated companies, recorded within operating income, is expected to decrease 1.6 billion yen year-on-year to 0.04 billion yen.  This decrease is expected mainly due to a deterioration of equity in net income (loss) for EMI Music Publishing.

The net effect of other income and expenses is expected to be an expense of 13.6 billion yen (112 million U.S. dollars), a deterioration of 13.0 billion yen year-on-year primarily due to a decrease in the gain on sales of securities investments.  In the same quarter of the previous fiscal year, a 7.4 billion yen gain on the sale of Sony’s share in Sky Perfect JSAT Holding Inc. was recorded.

Income before income taxes is expected to increase 76.4 billion yen to 164.7 billion yen (1,361 million U.S. dollars).

Income taxes: During the current quarter, Sony is expected to record 54.7 billion yen (452 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 33.2%.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, is expected to increase 62.7 billion yen year-on-year to 89.0 billion yen (736 million U.S. dollars).

Operating Performance Forecast by Business Segment for the Third Quarter Ended December 31, 2014

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥333.2	¥429.0	+28.7%	$3,545

Operating income	6.3	9.3	+46.2	76

Sales increased 28.7% year-on-year (a 23% increase on a constant currency basis) to 429.0 billion yen (3,545 million U.S. dollars), primarily due to an increase in smartphone unit sales, an improvement in product mix and the favorable impact of foreign exchange rates.

Operating income increased 2.9 billion yen year-on-year to 9.3 billion yen (76 million U.S. dollars).  This increase was primarily due to the above-mentioned improvement in product mix and increase in smartphone unit sales, partially offset mainly by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥454.9	¥531.5	+16.8%	$4,393

Operating income	12.4	27.6	+122.8	228

Sales increased 16.8% year-on-year (an 8% increase on a constant currency basis) to 531.5 billion yen (4,393 million U.S. dollars).  This significant increase was primarily due to an increase in PS4 hardware unit sales, the favorable impact of foreign exchange rates and a significant increase in network services revenue, partially offset by a decrease in PlayStation®3 (“PS3”) hardware and PS3 software sales.  Sales to external customers increased 19.7% year-on-year.

Operating income increased 15.2 billion yen year-on-year to 27.6 billion yen (228 million U.S. dollars).  This significant increase was primarily due to the impact of the above-mentioned increase in sales, partially offset by the impact of the decrease in PS3 software sales, the unfavorable impact of the appreciation of the U.S. dollar reflecting the high ratio of U.S. dollar-denominated costs, as well as the recording of an 11.2 billion yen (93 million U.S. dollars) write-down of PS Vita and PS TV components.  This write-down was recorded because the latest forecast of PS TV unit sales does not reach our original forecast as a result of lower than expected unit sales in the current quarter.  In the same quarter of the previous fiscal year, a 6.2 billion yen write-off of certain PC software titles was recorded.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥198.1	¥201.0	+1.5%	$1,661

Operating income	12.1	23.0	+90.4	190

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales increased 1.5% year-on-year (a 5% decrease on a constant currency basis) to 201.0 billion yen (1,661 million U.S. dollars), primarily due to the favorable impact of foreign exchange rates, partially offset by a significant decrease in unit sales of digital cameras*.

Operating income increased 10.9 billion yen year-on-year to 23.0 billion yen (190 million U.S. dollars).  This significant increase was mainly due to a reduction in selling, general and administrative expenses and the favorable impact of foreign exchange rates, partially offset by the above-mentioned decrease in sales of digital cameras.

* Digital cameras includes compact digital cameras and interchangeable single-lens cameras.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥404.0	¥413.3	+2.3%	$3,416

Operating income	6.4	25.3	+294.6	209

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales increased 2.3% year-on-year (a 5% decrease on a constant currency basis) to 413.3 billion yen (3,416 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates and a significant increase in sales of televisions, partially offset by a decrease in Audio and Video sales.  Unit sales of LCD televisions increased mainly due to a significant increase in North America and Europe, partially offset by a significant decrease in Latin America.

Operating income increased 18.9 billion yen year-on-year to 25.3 billion yen (209 million U.S. dollars).  This increase was primarily due to cost reductions, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

In Televisions, sales increased 10.1% year-on-year to 280.6 billion yen (2,319 million U.S. dollars).  This significant increase was primarily due to the above-mentioned increase in unit sales, and the favorable impact of foreign exchange rates.  Operating income* of 9.3 billion yen (77 million U.S. dollars) was recorded, compared to an operating loss of 5.0 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to cost reductions, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

*	The operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥211.3	¥292.9	+38.6%	$2,421

Operating income (loss)	(23.5)	54.5	-	451

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales increased 38.6% year-on-year (a 26% increase on a constant currency basis) to 292.9 billion yen (2,421 million U.S. dollars).  This significant increase was primarily due to a significant increase in sales of image sensors reflecting higher demand for mobile products, the favorable impact of foreign exchange rates, as well as a significant increase in sales of camera modules.  Sales to external customers increased 47.2% year-on-year.

Operating income of 54.5 billion yen (451 million U.S. dollars) was recorded, compared to an operating loss of 23.5 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the same quarter of the previous fiscal year, the above-mentioned increase in sales of image sensors, and the favorable impact of foreign exchange rates.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of December 31, 2014 was 669.9 billion yen (5,536 million U.S. dollars), a decrease of 34.6 billion yen, or 4.9% year-on-year.  Inventory decreased by 153.1 billion yen, or 18.6% compared with the level as of September 30, 2014.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2015, total inventory of the five Electronics segments as of December 31, 2013 has been reclassified to conform to the presentation for the fiscal year ending March 31, 2015.  For further details, please see Note on page 9.

*    *    *    *    *

Pictures Forecast

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014 February Forecast	Change in yen	2014 February Forecast
Sales and operating revenue	¥223.7	¥197.6	-11.7%	$1,633

Operating income	24.3	2.4	-90.1	20

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the forecasted results of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

As a result of the cyberattack, Sony is disclosing forecasted results for the Pictures segment, which include the estimated impact of the cyberattack, for the third quarter ended December 31, 2014.

Sales are expected to have decreased 11.7% year-on-year (a 23% decrease on a constant currency (U.S. dollar) basis) to 197.6 billion yen (1,633 million U.S. dollars).  The expected significant decrease in sales on a U.S. dollar basis is primarily due to a decrease in sales for Motion Pictures and Television Productions.  The expected decrease in Motion Pictures sales is due to significantly lower home entertainment and theatrical revenues.  The expected decrease in home entertainment revenues is due to fewer major home entertainment releases in the current quarter as compared to the same quarter of the previous fiscal year while theatrical revenues are expected to have decreased due to the stronger worldwide performance of theatrical releases in the same quarter of the previous fiscal year.  The expected decrease in Television Productions sales is due to the same quarter of the previous fiscal year benefitting from higher home entertainment and subscription video on demand (“SVOD”) revenues for the U.S. television series Breaking Bad.

Operating income is expected to have decreased 21.9 billion yen year-on-year to 2.4 billion yen (20 million U.S. dollars) primarily due to the above-mentioned decrease in Motion Pictures and Television Productions sales. The current quarter is expected to include approximately 15 million U.S. dollars (1.8 billion yen) in investigation and remediation costs relating to the above-mentioned cyberattack.

Music

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥144.7	¥163.6	+13.1%	$1,352

Operating income	21.7	25.4	+17.0	210

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 13.1% year-on-year (a 3% increase on a constant currency basis) to 163.6 billion yen (1,352 million U.S. dollars) primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and an increase in Recorded Music sales.  Recorded Music sales increased on a constant currency basis due to the strong performance of several releases and higher digital streaming revenues.  Best-selling titles included One Direction’s Four, AC/DC’s Rock or Bust, Pink Floyd’s The Endless River, Foo Fighters’ Sonic Highways and Garth Brooks’ Man Against Machine.

Operating income increased 3.7 billion yen year-on-year to 25.4 billion yen (210 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates and the above-mentioned increase in Recorded Music sales.

Financial Services

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Financial services revenue	¥282.1	¥304.9	+8.1%	$2,520

Operating income	46.4	50.9	+9.7	420

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Certain figures for the fiscal year ended March 31, 2014 have been revised from the versions previously disclosed.

Financial services revenue increased 8.1% year-on-year to 304.9 billion yen (2,520 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 8.2% year-on-year to 279.1 billion yen (2,307 million U.S. dollars) due to an increase in insurance premium revenue reflecting an increase in policy amount in force, as well as an improvement in investment performance.

Operating income increased 4.5 billion yen year-on-year to 50.9 billion yen (420 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Life.  Operating income at Sony Life increased 2.9 billion yen year-on-year to 51.2 billion yen (423 million U.S. dollars) primarily due to an improvement in investment performance in the general account.

All Other

	(Billions of yen, millions of U.S. dollars) Third Quarter ended December 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥270.6	¥144.3	-46.7%	$1,193

Operating loss	(14.8)	(14.3)	-	(118)

All Other includes the PC business.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating loss of All Other of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 46.7% year-on-year to 144.3 billion yen (1,193 million U.S. dollars).  This significant decrease was primarily due to a significant decrease in sales reflecting Sony’s exit from the PC business.

Operating loss decreased 0.5 billion yen year-on-year to 14.3 billion yen (118 million U.S. dollars).  Operating loss was essentially flat year-on-year primarily due to a decrease in PC operating loss, partially offset by the deterioration of operating results in the disc manufacturing business.  The following table provides PC exit costs and the total PC business operating loss.  In the same quarter of the previous fiscal year, an 11.0 billion yen impairment charge related to long-lived assets in the PC business was recorded in PC exit costs.

		(Billions of yen, millions of U.S. dollars)
		Third quarter ended December 31, 2014
		All Other	Corporate and Elimination	Consolidated Total	Year-on-year change		Consolidated Total
(I)	Restructuring charges	¥0.3	¥1.1	¥1.4		¥-9.6	$11
(II)	After-sales service expenses etc.	3.5	-	3.5		+3.5	29
PC exit costs (I+II)		3.8	1.1	4.9		-6.1	41
Operating loss excluding exit costs		(8.5)	-	(8.5)		+0.3	(70)
Total PC operating loss		¥(12.3)	¥(1.1)	¥(13.4)	¥	+6.4	$(111)

*    *    *    *    *

Consolidated Results Forecast for the Nine Months ended December 31, 2014

Sony is disclosing forecasted results on a consolidated basis and for the Pictures segment, which include the estimated impact of the cyberattack, along with the actual results of other segments whose results were not impacted by the cyberattack, for the nine months ended December 31, 2014 (“the current nine months”).  The forecasts for consolidated results and the Pictures segment for the current nine months are based on the information currently available to management, and the actual results may differ from these forecasts.

Sales for the current nine months are expected to increase 6.3% year-on-year to 6,269.2 billion yen (51,812 million U.S. dollars).  This expected increase is primarily due to a significant increase in sales in the G&NS, MC and Devices segments, and the favorable impact of foreign exchange rates, partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business.

During the current nine months, the average rates of the yen were 106.9 yen against the U.S. dollar and 140.3 yen against the euro, which were 7.0% lower and 5.7% lower, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales are expected to increase 2%.  For further detail about sales on a constant currency basis, see Note on page 9.

In the MC segment, sales increased significantly primarily due to an improvement in product mix and the favorable impact of foreign exchange rates.  In the G&NS segment, sales increased significantly primarily due to increases in PS4 hardware unit sales and network services revenues.  In the IP&S segment, sales decreased primarily due to a decrease in sales of digital cameras.  In the HE&S segment, sales increased primarily due to a significant increase in sales of televisions and the favorable impact of foreign exchange rates.  In the Devices segment, sales increased significantly mainly due to an increase in sales of image sensors for mobile devices and the favorable impact of foreign exchange rates.  In the Pictures segment, sales are expected to have increased due to the favorable impact of the depreciation of the yen against the U.S. dollar, partially offset by lower Television Productions sales as the same period of the previous fiscal year benefitted from higher home entertainment and SVOD revenues for the U.S. television series Breaking Bad.  In the Music segment, sales increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and an increase in Visual Media and Platform sales.  In the Financial Services segment, revenue increased primarily due to higher insurance premiums revenue and an improvement in investment performance in the general account at Sony Life.

Operating income is expected to increase 24.2 billion yen year-on-year to 162.5 billion yen (1,343 million U.S. dollars) for the current nine months.  This expected significant increase is primarily due to a significant improvement in the operating results of the Devices, G&NS, HE&S, and IP&S segments.  The operating results in the MC segment deteriorated significantly primarily due to the recording of a 176.0 billion yen (1,615 million U.S. dollars) impairment of goodwill.

Operating income during the current nine months includes a net benefit of 6.2 billion yen (51 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the floods in Thailand in the fiscal year ended March 31, 2012 (“the Floods”).  The same period of the previous fiscal year included a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segments, a gain of 12.8 billion yen from the sale of certain shares of M3, Inc., a net benefit of 8.8 billion yen from insurance recoveries related to damages and losses incurred from the Floods and a benefit of 7.0 billion yen from the reversal of a patent royalty accrual.

In the MC segment, operating results significantly deteriorated year-on-year mainly due to the above-mentioned impairment charge recorded in this segment as well as the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.  In the G&NS segment, operating results improved significantly year-on-year primarily due to an increase in PS4 hardware and software sales.  In the IP&S segment, operating income increased significantly year-on-year primarily due to a reduction in costs and an improvement in product mix reflecting a shift to high value-added models.  In the HE&S segment, operating income was recorded compared to a loss in the same period of the previous fiscal year primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models.  In the Devices segment, operating results improved significantly mainly due to the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the same period of the previous fiscal year and the increase in sales of image sensors.  In the Pictures segment, operating income is expected to have decreased due to the gain recognized on the sale of SPE’s music publishing catalog in the same period of the previous fiscal year, higher programming costs for Sony’s television networks in India, and the above-mentioned decrease in Television Productions sales.  These lower results were substantially offset by the stronger performance of the current fiscal year’s film release slate as the previous fiscal year reflected the underperformance of White House Down and After Earth.  In the Music segment, operating income increased primarily due to the favorable impact of foreign exchange rates and a shift in Recorded Music to digital streaming revenues.  In the Financial Services segment, operating income increased primarily due to an improvement in investment performance in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, are expected to amount to 33.7 billion yen (279 million U.S. dollars) for the current nine months compared to 26.1 billion yen for the same period of the previous fiscal year.

Equity in net income of affiliated companies, recorded within operating income, is expected to be 3.9 billion yen (32 million U.S. dollars), compared to a loss of 0.8 billion yen in the same period of the previous fiscal year.  This improvement was mainly due to an improvement of equity in net income (loss) for Intertrust Technologies Corporation.

The net effect of other income and expenses is expected to be an expense of 19.4 billion yen (160 million U.S. dollars), compared to income of 0.5 billion yen in the same period of the previous fiscal year.

Income before income taxes are expected to increase by 4.3 billion yen year-on-year to 143.2 billion yen (1,183 million U.S. dollars).

Income taxes: During the current nine months, Sony recorded 110.9 billion yen (916 million U.S. dollars) of income tax expense, and Sony’s effective tax rate is expected to exceed the Japanese statutory tax rate.  This is primarily due to nondeductible goodwill impairments recorded during the current nine months.

Net loss attributable to Sony Corporation’s stockholders for the current nine months is expected to be 20.1 billion yen (166 million U.S. dollars) compared to income of 9.9 billion yen in the same period of the previous fiscal year.

*    *    *    *    *

Note

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously reported operations of the network business which were included in All Other have been integrated with the previously reported Game segment and are now reported as the G&NS segment.  The previously reported Mobile Communications category, which was included in the MP&C segment, has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.

In addition, as of the first quarter of the fiscal year ending March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.

In connection with these realignments, the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2014 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2015.

Certain figures for the fiscal year ended March 31, 2014 related to the Financial Services segment have been revised from the versions previously disclosed.

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

  *    *    *    *    *

Outlook for the Fiscal Year ending March 31, 2015

The forecast for consolidated results for the fiscal year ending March 31, 2015, as announced on October 31, 2014, has been revised as follows:

	(Billions of yen)
	February Forecast	October Forecast	March 31, 2014 Actual Results	Change from October Forecast		Change from March 31, 2014 Actual Results
Sales and operating revenue	¥8,000	¥7,800	¥7,767.3		+2.6%	+3.0%
Operating income (loss)	20	(40)	26.5	¥	+60 bil	¥-6.5 bil
Income (loss) before income taxes	(5)	(50)	25.7	¥	+45 bil	¥-30.7 bil
Net loss attributable to Sony Corporation’s stockholders	(170)	(230)	(128.4)	¥	+60 bil	¥-41.6 bil

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015: approximately 118 yen to the U.S. dollar and approximately 133 yen to the euro.  (However, the forecasts for the segments below have been calculated using the assumed foreign currency rates of approximately 120 yen to the U.S. dollar and approximately 144 yen to the euro.  Due to the recent volatility in foreign exchange rates, the assumed foreign currency exchange rates were revised after the individual segments had already completed their updated forecasts.  Accordingly, the impact of the difference between the latest rates and the assumed rates has been included in the forecast for All Other.)  (Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015 at the time of the October forecasts: approximately 110 yen to the U.S. dollar and approximately 138 yen to the euro.)

Costs related to the exit from the PC business and other strategic management initiatives are expected to be approximately 335 billion yen for the Sony Group, an increase of 24 billion yen above the October forecast.  Such costs in the previous fiscal year were 177.4 billion yen.  The above costs have been incorporated into the consolidated operating income forecast as an operating expense.  Of the above costs, approximately 110 billion yen is expected to be recorded as restructuring charges, an increase of 25 billion yen compared to the October forecast (restructuring charges in the previous fiscal year were 80.6 billion yen).

Sony believes that the impact of the cyberattack on its consolidated results for the fiscal year ending March 31, 2015 will not be material.

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change - February Forecast vs.
	February Forecast	October Forecast	March 31, 2014 Results	October Forecast			March 31, 2014 Results
Mobile Communications
Sales and operating revenue	¥1,320	¥1,350	¥1,191.8		- 2.2%			+10.8%
Operating income (loss)	(215)	(204)	12.6		¥-11	bil		¥-227.6	bil
Game & Network Services
Sales and operating revenue	1,380	1,290	1,043.9		+7.0%			+32.2%
Operating income (loss)	40	35	(18.8)	¥	+5	bil	¥	+58.8	bil
Imaging Products & Solutions
Sales and operating revenue	710	710	741.2		-			-4.2%
Operating income	53	52	26.3	¥	+1	bil	¥	+26.7	bil
Home Entertainment & Sound
Sales and operating revenue	1,210	1,200	1,168.6		+0.8%			+3.5%
Operating income (loss)	13	10	(25.5)	¥	+3	bil	¥	+38.5	bil
Devices
Sales and operating revenue	950	890	773.0		+6.7%			+22.9%
Operating income (loss)	100	67	(12.4)	¥	+33	bil	¥	+112.4	bil
Pictures
Sales and operating revenue	890	860	829.6		+3.5%			+7.3%
Operating income	54	58	51.6		¥-4	bil	¥	+2.4	bil
Music
Sales and operating revenue	520	510	503.3		+2.0%			+3.3%
Operating income	53	50	50.2	¥	+3	bil	¥	+2.8	bil
Financial Services
Financial services revenue	1,050	1,000	993.8		+5.0%			+5.7%
Operating income	178	164	170.3	¥	+14	bil	¥	+7.7	bil
All Other, Corporate and Elimination
Operating loss	(256)	(272)	(227.8)	¥	+16	bil		¥-28.2	bil
Consolidated
Sales and operating revenue	8,000	7,800	7,767.3		+2.6%			+3.0%
Operating income (loss)	20	(40)	26.5	¥	+60	bil		¥-6.5	bil

Mobile Communications
Sales are expected to be below the October forecast primarily due to an expected decrease in unit sales of smartphones mainly in the Asia Pacific region, partially offset by the favorable impact of foreign exchange rates.  Operating loss is expected to be larger than the October forecast primarily due to the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment and the impact of the above-mentioned decrease in sales, partially offset by an expectation that average selling prices will be maintained longer than anticipated at the time of the October forecast.

Game & Network Services
Sales are expected to be higher than the October forecast primarily due to an expected increase in unit sales of the PS4, an expected increase in network services revenue and the favorable impact of foreign exchange rates.  Operating income is expected to be above the October forecast primarily due to the above-mentioned increase in sales, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment.

Imaging Products & Solutions
Sales are expected to remain unchanged from the October forecast.  Operating income is expected to be above the October forecast primarily due to the favorable impact of foreign exchange rates and cost reductions.

Home Entertainment & Sound
Sales are expected to be higher than the October forecast mainly due to the favorable impact of foreign exchange rates.  Operating income is expected to be higher than the October forecast mainly due to cost reductions in Audio and Video.

Devices
Sales are expected to be higher than the October forecast primarily due to an anticipated increase in sales of image sensors and the favorable impact of foreign exchange rates.  Operating income is expected to be higher than the October forecast primarily due to the above-mentioned increase in sales and the favorable impact of foreign exchange rates.

Pictures
Sales are expected to be higher than the October forecast primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  Operating income is expected to be lower than the October forecast primarily due to lower Media Networks advertising revenues as well as investigation and remediation costs relating to the above-mentioned cyberattack.

Music
Sales are expected to be higher than the October forecast primarily due to the favorable impact of foreign exchange rates.  Operating income is expected to be higher that the October forecast primarily due to the favorable impact of foreign exchange rates and an increase in Recorded Music sales in Japan.

Financial Services
Financial services revenue and operating income are expected to exceed the October forecast because results in the current quarter exceeded expectations.  Year-on-year, financial services revenue and operating income are expected to increase.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year, as announced on October 31, 2014, has been changed as per the table below.

Consolidated

	(Billions of yen)			Change - February Forecast vs.
	February Forecast	October Forecast	March 31, 2014 Results	October Forecast	March 31, 2014 Results
Capital expenditures*	¥285	¥295	¥261.0	-3.4%	+9.2%
[additions to property, plant and equipment (included above)	195	195	164.6	-	+18.5	]
[additions to intangible assets (included above) *	90	100	96.4	-10.0	-6.7	]
Depreciation and amortization**	350	355	376.7	-1.4	-7.1
[for property, plant and equipment (included above)	170	170	195.8	-	-13.2	]
[for intangible assets (included above)	180	185	135.7	-2.7	+32.7	]
Research and development expenses	480	485	466.0	-1.0	+3.0

* Does not include the increase in intangible assets resulting from business acquisitions.
** The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)			Change - February Forecast vs.
	February Forecast	October Forecast	March 31, 2014 Results	October Forecast	March 31, 2014 Results
Capital expenditures*	¥274	¥284	¥250.8	-3.5%	+9.3%
[additions to property, plant and equipment (included above)	193	193	161.4	-	+19.6	]
[additions to intangible assets (included above) *	81	91	89.4	-11.0	-9.4	]
Depreciation and amortization	291	293	322.3	-0.7	-9.7
[for property, plant and equipment (included above)	169	169	194.9	-	-13.3	]
[for intangible assets (included above)	122	124	127.4	-1.6	-4.3	]
* Does not include the increase in intangible assets resulting from business acquisitions.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s effort to anticipate and manage cybersecurity risk, including the risk of potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/150204_sonypre.pdf

Condensed Financial Statements (for Financial Services segment, all other segments excluding Financial Services, and on a consolidated basis)

As previously mentioned, SPE was unable to close its financial statements for the third quarter within a timeframe that would have permitted reporting of actual results for the Pictures segment as part of today's announcement due to the serious disruption of SPE's network and IT infrastructure as a result of a cyberattack. However, in order to provide timely disclosure of currently available financial information, Sony is disclosing the condensed financial statements for the Financial Services segment, all other segments excluding Financial Services segment, and on a consolidated basis.

These condensed financial statements were prepared based on the actual results for all segments, excluding the Pictures segment, which were not impacted by the cyberattack, and based on the forecasted results for the Pictures segment in accordance with currently available information, including the estimated impact of the cyberattack, as of and for the third quarter ended December 31, 2014. As a result, the condensed financial statements for the Financial Services segment are based on the actual results, while the condensed statements for all other segments excluding the Financial Services segment and on a consolidated basis are based on the forecasted results. The actual results as of and for the third quarter ended December 31, 2014 may differ from these forecasts.

The condensed financial statements for the Financial Services segment and all other segments excluding Financial Services segment are not prepared in accordance with generally accepted accounting principles in the United States of America, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Sony plans on announcing its results for the third quarter by March 31, 2015.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥240,332	¥290,564	$2,401
Marketable securities	828,944	939,918	7,768
Other	147,241	176,312	1,457
	1,216,517	1,406,794	11,626

Investments and advances	7,567,242	7,997,573	66,096
Property, plant and equipment	17,057	16,968	140
Other assets:
Deferred insurance acquisition costs	497,772	520,497	4,302
Other	49,328	45,494	376
	547,100	565,991	4,678
Total assets	¥9,347,916	¥9,987,326	$82,540

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,148	¥77,766	$643
Deposits from customers in the banking business	1,890,023	1,863,644	15,402
Other	175,499	204,427	1,689
	2,071,670	2,145,837	17,734

Long-term debt	44,678	44,617	369
Future insurance policy benefits and other	3,824,572	4,046,188	33,440
Policyholders’ account in the life insurance business	2,023,472	2,218,027	18,331
Other	302,521	327,904	2,709
Total liabilities	8,266,913	8,782,573	72,583

Equity:
Stockholders’ equity of Financial Services	1,079,740	1,203,461	9,946
Noncontrolling interests	1,263	1,292	11
Total equity	1,081,003	1,204,753	9,957
Total liabilities and equity	¥9,347,916	¥9,987,326	$82,540

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
	2014	2014	2014
		Forecast	Forecast
ASSETS
Current assets:
Cash and cash equivalents	¥806,134	¥628,549	$5,195
Marketable securities	3,622	3,270	27
Notes and accounts receivable, trade	864,178	1,283,553	10,608
Other	1,316,653	1,453,194	12,009
	2,990,587	3,368,566	27,839

Film costs	275,799	334,187	2,762
Investments and advances	381,076	399,210	3,299
Investments in Financial Services, at cost	111,476	111,476	921
Property, plant and equipment	732,953	752,430	6,220
Other assets	1,640,385	1,526,448	12,615
Total assets	¥6,132,276	¥6,492,317	$53,656

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥371,606	¥275,823	$2,280
Notes and accounts payable, trade	712,829	769,717	6,361
Other	1,629,728	1,981,695	16,377
	2,714,163	3,027,235	25,018

Long-term debt	875,440	674,955	5,578
Accrued pension and severance costs	262,558	261,700	2,163
Other	462,386	486,022	4,017
Total liabilities	4,314,547	4,449,912	36,776

Redeemable noncontrolling interest	4,115	4,671	39

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,743	1,931,265	15,961
Noncontrolling interests	90,871	106,469	880
Total equity	1,813,614	2,037,734	16,841
Total liabilities and equity	¥6,132,276	¥6,492,317	$53,656

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
	2014	2014	2014
		Forecast	Forecast
ASSETS
Current assets:
Cash and cash equivalents	¥1,046,466	¥919,113	$7,596
Marketable securities	832,566	943,188	7,795
Notes and accounts receivable, trade	871,040	1,290,382	10,665
Other	1,454,814	1,620,913	13,395
	4,204,886	4,773,596	39,451

Film costs	275,799	334,187	2,762
Investments and advances	7,919,011	8,315,807	68,726
Property, plant and equipment	750,010	770,684	6,369
Other assets:
Deferred insurance acquisition costs	497,772	520,497	4,302
Other	1,686,242	1,568,471	12,962
	2,184,014	2,088,968	17,264
Total assets	¥15,333,720	¥16,283,242	$134,572

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥377,754	¥353,590	$2,922
Notes and accounts payable, trade	712,829	769,717	6,361
Deposits from customers in the banking business	1,890,023	1,863,644	15,402
Other	1,803,008	2,184,356	18,053
	4,783,614	5,171,307	42,738

Long-term debt	916,648	716,102	5,918
Accrued pension and severance costs	284,963	285,544	2,360
Future insurance policy benefits and other	3,824,572	4,046,188	33,440
Policyholders’ account in the life insurance business	2,023,472	2,218,027	18,331
Other	713,195	761,905	6,296
Total liabilities	12,546,464	13,199,073	109,083

Redeemable noncontrolling interest	4,115	4,671	39

Equity:
Sony Corporation’s stockholders’ equity	2,258,137	2,489,377	20,573
Noncontrolling interests	525,004	590,121	4,877
Total equity	2,783,141	3,079,498	25,450
Total liabilities and equity	¥15,333,720	¥16,283,242	$134,572

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Financial Services	2013	2014	Change	2014

Financial services revenue	¥282,050	¥304,926	+8.1%	$2,520
Financial services expenses	235,023	253,099	+7.7	2,092
Equity in net loss of affiliated companies	(674)	(977)	-	(8)
Operating income	46,353	50,850	+9.7	420
Other income (expenses), net	58	-	-	-
Income before income taxes	46,411	50,850	+9.6	420
Income taxes and other	15,148	15,876	+4.8	131
Net income of Financial Services	¥31,263	¥34,974	+11.9%	$289

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sony without Financial Services	2013	2014	Change	2014
		Forecast		Forecast

Net sales and operating revenue	¥2,130,753	¥2,255,525	+5.9%	$18,641
Costs and expenses	2,091,095	2,129,071	+1.8	17,596
Equity in net income of affiliated companies	2,343	1,013	-56.8	8
Operating income	42,001	127,467	+203.5	1,053
Other income (expenses), net	(105)	(13,576)	-	(112)
Income before income taxes	41,896	113,891	+171.8	941
Income taxes and other	34,153	45,831	+34.2	379
Net income of Sony without Financial Services	¥7,743	¥68,060	+779.0%	$562

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Consolidated	2013	2014	Change	2014
		Forecast		Forecast

Financial services revenue	¥280,833	¥303,211	+8.0%	$2,506
Net sales and operating revenue	2,129,856	2,254,594	+5.9	18,633
	2,410,689	2,557,805	+6.1	21,139
Costs and expenses	2,323,488	2,379,525	+2.4	19,665
Equity in net income of affiliated companies	1,669	36	-97.8	0
Operating income	88,870	178,316	+100.6	1,474
Other income (expenses), net	(563)	(13,575)	-	(113)
Income before income taxes	88,307	164,741	+86.6	1,361
Income taxes and other	61,925	75,696	+22.2	625
Net income attributable to Sony Corporation’s stockholders	¥26,382	¥89,045	+237.5%	$736

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2013	2014	Change	2014

Financial services revenue	¥777,169	¥821,469	+5.7%	$6,789
Financial services expenses	645,395	678,240	+5.1	5,605
Equity in net loss of affiliated companies	(1,924)	(921)	-	(8)
Operating income	129,850	142,308	+9.6	1,176
Other income (expenses), net	177	-	-	-
Income before income taxes	130,027	142,308	+9.4	1,176
Income taxes and other	42,416	44,513	+4.9	368
Net income of Financial Services	¥87,611	¥97,795	+11.6%	$808

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2013	2014	Change	2014
		Forecast		Forecast

Net sales and operating revenue	¥5,124,921	¥5,455,034	+6.4%	$45,083
Costs and expenses	5,119,133	5,388,074	+5.3	44,530
Equity in net income of affiliated companies	1,143	4,787	+318.8	40
Operating income	6,931	71,747	+935.2	593
Other income (expenses), net	8,395	(11,549)	-	(95)
Income before income taxes	15,326	60,198	+292.8	498
Income taxes and other	51,282	79,648	+55.3	659
Net loss of Sony without Financial Services	¥(35,956)	¥(19,450)	-%	$(161)

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2013	2014	Change	2014
		Forecast		Forecast

Financial services revenue	¥773,498	¥817,153	+5.6%	$6,753
Net sales and operating revenue	5,122,845	5,452,071	+6.4	45,059
	5,896,343	6,269,224	+6.3	51,812
Costs and expenses	5,757,266	6,110,548	+6.1	50,501
Equity in net income (loss) of affiliated companies	(781)	3,866	-	32
Operating income	138,296	162,542	+17.5	1,343
Other income (expenses), net	533	(19,379)	-	(160)
Income before income taxes	138,829	143,163	+3.1	1,183
Income taxes and other	128,951	163,279	+26.6	1,349
Net income (loss) attributable to Sony Corporation’s stockholders	¥9,878	¥(20,116)	-%	$(166)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2013	2014	2014

Net cash provided by operating activities	¥261,020	¥278,246	$2,300
Net cash used in investing activities	(390,683)	(317,125)	(2,621)
Net cash provided by financing activities	169,048	89,111	736
Net increase in cash and cash equivalents	39,385	50,232	415
Cash and cash equivalents at beginning of the fiscal year	201,550	240,332	1,986
Cash and cash equivalents at end of the period	¥240,935	¥290,564	$2,401

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2013	2014	2014
		Forecast	Forecast

Net cash provided by (used in) operating activities	¥(10,849)	¥95,898	$792
Net cash used in investing activities	(46,125)	(63,079)	(521)
Net cash used in financing activities	(24,673)	(262,859)	(2,172)
Effect of exchange rate changes on cash and cash equivalents	65,149	52,455	434
Net decrease in cash and cash equivalents	(16,498)	(177,585)	(1,467)
Cash and cash equivalents at beginning of the fiscal year	624,811	806,134	6,662
Cash and cash equivalents at end of the period	¥608,313	¥628,549	$5,195

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2013	2014	2014
		Forecast	Forecast

Net cash provided by operating activities	¥243,508	¥366,314	$3,027
Net cash used in investing activities	(436,808)	(380,204)	(3,142)
Net cash provided by (used in) financing activities	151,038	(165,918)	(1,371)
Effect of exchange rate changes on cash and cash equivalents	65,149	52,455	434
Net increase (decrease) in cash and cash equivalents	22,887	(127,353)	(1,052)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	8,648
Cash and cash equivalents at end of the period	¥849,248	¥919,113	$7,596